CERTIFICATE OF AMENDMENT

                                  TO BYLAWS OF

                            COVOL TECHNOLOGIES, INC.


                  Pursuant to Unanimous Consent of the Board of Directors effective May 20, 1997, Article 2, Section 8, of the Bylaws of Covol Technologies, Inc. is amended to read in its entirety, as follows:

                  Section 8. Required Vote. The vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present shall be the act of the Corporation's stockholders unless the question is one upon which by express provision of the statutes or the Certificate of Incorporation a different vote is required, in which case such provision shall govern and control the decision of such question. The vote required for the election of the Directors shall be by plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.